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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)
Under the Securities Exchange Act of 1934

FreeMarkets, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
356602102 (CUSIP Number)

Glen Meakem
FreeMarkets, Inc.
FreeMarkets Center
210 Sixth Avenue
Pittsburgh, PA 15222

Copy to:

David T. Young, Esq.
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
155 Constitution Drive
Menlo Park, California 94025

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2001
(Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  / /.

    NOTE.  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-1 (A) for other parties to whom copies are to be sent.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)
(Page 2 of 4 Pages)

CUSIP NO. 356602102	SCHEDULE 13D/A	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON
Adexa, Inc.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Tax ID Number:

2	CHECK THE APPROPRIATE BOX IF A	(a)	/ /
	MEMBER OF A GROUP*	(b)	/ /

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEM 2(d) or 2(e)		/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
NONE

		8	SHARED VOTING POWER
NONE

		9	SOLE DISPOSITIVE POWER
NONE

		10	SHARED DISPOSITIVE POWER
NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
NONE

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES*		/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
0%

14	TYPE OF REPORTING PERSON*
CO

Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by Adexa, Inc. that it is the beneficial owner of any of the Common Stock of FreeMarkets, Inc. referred to herein for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

SCHEDULE 13D/A

    This Statement constitutes Amendment No. 1 to the Schedule 13D filed February 20, 2001 by Adexa, Inc., a California corporation ("Adexa"). Only those items that are hereby reported are amended. All other items remain unchanged. All capitalized terms shall have the meanings assigned to them in the Schedule 13D as amended to date, unless otherwise indicated herein.

Item 3  Source and Amount of Funds or Other Consideration.

    Item 3 is hereby amended and restated in its entirety to read as follows:

    Adexa, FreeMarkets, Inc., a Delaware corporation ("Issuer"), and Axe Acquisition Corporation, a wholly owned subsidiary of Issuer ("Merger Sub"), entered into an Agreement and Plan of Reorganization dated as of February 7, 2001 (the "Merger Agreement") pursuant to which Merger Sub was to merge with and into Adexa and Adexa was to continue as the surviving corporation and a wholly owned subsidiary of Issuer. Contemporaneously with the execution of the Merger Agreement, Adexa and certain stockholders of Issuer entered into voting agreements whereby such stockholders agreed to vote their shares of Issuer Common Stock in favor of approval of the issuance of Issuer Common Stock in the Merger (the "Stockholder Agreements").

    On June 5, 2001, Adexa, Issuer and Merger Sub entered into a Mutual Termination Agreement (the "Termination Agreement") pursuant to which Adexa, Issuer and Merger Sub terminated the Merger Agreement and the Stockholder Agreements. Pursuant to such Termination Agreement, the termination of the Merger Agreement and Stockholder Agreements was effected without a termination fee.

Item 4  Purpose of Transaction.

    Item 4 is hereby amended and restated in its entirety to read as follows:

    (a) - (b)  As discussed in Item 3, above, Adexa, Issuer and Merger Sub entered into the Merger Agreement pursuant to which Merger Sub was to merge with and into Adexa and Adexa was to continue as the surviving corporation and a wholly owned subsidiary of Issuer. Contemporaneously with the execution of the Merger Agreement, Adexa, Issuer and certain stockholders of Issuer entered into the Stockholder Agreements.

    On June 5, 2001, Adexa, Issuer and Merger Sub entered into the Termination Agreement pursuant to which Adexa, Issuer and Merger Sub terminated the Merger Agreement and the Stockholder Agreements. Pursuant to such Termination Agreement, such terminations were effected without a termination fee.

    (c) Not applicable.

    (d) As a result of the Termination Agreement, K. Cyrus Hadavi will not become a member of the Board of Directors of Issuer.

    (e) - (j)  Not applicable.

Item 5  Interest in Securities of the Issuer.

    Item 5 is hereby amended and restated in its entirety to read as follows:

    (a) - (b)  As a result of the Termination Agreement, as of June 5, 2001, Adexa beneficially owns none of Issuer's Common Stock.

    (c) Neither Adexa nor, to the knowledge of Adexa, any person named in Schedule A, has effected any transaction in the Issuer Common Stock during the past 60 days.

    (d) Not applicable.

    (e) As a result of the Termination Agreement, as of June 5, 2001, Adexa ceased to beneficially own any of Issuer's Common Stock.

Item 6  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    Item 6 is hereby amended and restated in its entirety to read as follows:

    Other than the Termination Agreement, to the knowledge of Adexa, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 20, 2001	ADEXA, INC.
	By:	/s/ K. CYRUS HADAVI K. Cyrus Hadavi

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SCHEDULE 13D/A
SIGNATURES